UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 13, 2006

Commission File Number 000-29938

Pacific Internet Limited

(Translation of registrant’s name into English)

89 Science Park Drive, #01-07

The Rutherford, Singapore Science Park

Singapore 118261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F: ☒  Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable

No.	Document
1.	Media Release dated November 13, 2006
2.	Management’s Discussion and Analysis for the quarter ended September 30, 2006
3.	The Company’s unaudited financial statements for the quarter ended September 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2006	PACIFIC INTERNET LIMITED

	By:	/s/ Phey Teck Moh
	Name:	Phey Teck Moh
	Title:	President & CEO

Media Release

This press release should be read in conjunction with the Company’s Management Discussion & Analysis and 6-K financial documents.

The financial statement amounts in this report are in conformity with US GAAP.

For convenience, the Company’s functional currency, the Singapore dollar, has been translated into US dollar amounts at the exchange rate of S$1.5859 to US$1.00. [Conversion rate as at 30 September 2006 from the Federal Reserve Bank of New York.]

Pacific Internet Progressing with Business Transformation

Q3 revenues reach new high as IP Services revenues double

Financial Highlights for Third Quarter 2006, ended 30 September 2006

-	Record revenues of S$48.6 million (US$30.6 million), up 17.2% from S$41.5 million (US$26.2 million) in the third quarter of 2005.

-	Pro-forma net income of S$2.3 million (US$1.5 million), up 10.0% from S$2.1 million (US$1.3 million) in the third quarter of 2005.

-	Record IP Services revenues of S$10.7 million (US$6.8 million), up 98.6% from the third quarter of 2005; revenue contribution up from 13.0% to 22.1%. (IP Services was formerly known as Value Added Services in previous quarters. Included in this Internet Protocol based Services suite are: Voice services, Security services, Hosted services, Roaming service and other IP based services)

-	IP Services revenues in the Corporate Business segment up 104.6% year-on-year, forming 93.9% of total IP Services revenues.

-	Corporate Business segment revenues of S$37.8 million (US$23.8 million), up 36.8% from third quarter of 2005; revenue contribution up from 67% to 78%.

-	Operational efficiency drove revenue per employee up 24.6% to S$53,348 (US$33,640) from third quarter of 2005.

-	Cash and cash equivalents and fixed deposits were S$60.5 million (US$38.1 million) as at 30 September 2006.

SINGAPORE, 13 November 2006—Pacific Internet Limited (NASDAQ:PCNTF) (“PacNet”), the largest telco-independent Internet communications service provider by geographic reach in the Asia-Pacific, today announced record revenues for the second consecutive quarter. Revenues for the third quarter of 2006 grew 17.2% from the same quarter in 2005 to a new all-time high of S$48.6 million (US$30.6 million). For the nine months that ended 30

September 2006, total revenues were S$139.7 million (US$88.1 million) or 11.8% ahead of the corresponding period in 2005.

Pro-forma net income for the third quarter was S$2.3 million (US$1.5 million), a 10.0% growth over the same period last year. This is the Company’s 19th consecutive quarter of profitability. For the first nine months of 2006, pro-forma net income was S$8.4 million (US$5.3 million), a 29.0% improvement over the same period in 2005.

“For the second straight quarter, we have delivered record revenues and strong profits which reflect our ongoing execution of PacNet’s business transformation plan. In particular, our continued success in the IP Services and Corporate Business segment has built up stronger and higher-margin revenue streams that will drive our longer-term business goals. So far, our efforts have been positive, with IP Services contributing 22% of revenues, up from 13% a year ago; and Corporate Business contributing driving 78% of our sales, up from 67% a year ago.” said Mr. Phey Teck-Moh, President and CEO of Pacific Internet Limited.

Summary of Results

Table 1: Selected Financial Data

	Three Months Ended 30 September			Nine Months Ended 30 September
	2006 (US$’000)	2005 (US$’000)	Variance	2006 (US$’000)	2005 (US$’000)	Variance
Revenue:
Access Services:	22,025	21,305	3%	63,173	64,297	(2%)
—Broadband	13,658	13,377	2%	40,275	39,687	1%
—Leased Line	5,287	3,426	54%	12,846	10,129	27%
—Dial-Up	3,080	4,502	(32%)	10,052	14,481	(31%)
IP Services #	6,772	3,410	99%	19,302	9,803	97%
Travel (Commission) and Others	1,849	1,438	29%	5,580	4,681	19%
Total Revenues	30,646	26,153	17%	88,055	78,781	12%
Corporate Business Revenue	23,816	17,405	37%	66,134	51,136	29%
Consumer Business Revenue	6,830	8,748	(22%)	21,921	27,645	(21%)
Cost of Sales	15,900	12,201	30%	44,275	36,308	22%
Operating Expenses	14,010	12,549	12%	41,056	37,776	9%
Net Income	752	1,326	(43%)	2,837	4,120	(31%)
Cost Relating to MediaRing Takeover Offer, Stock Based Compensation and SOX Compliance	709	—	—	2,476	—	—
Pro-forma* Net Income	1,461	1,326	10%	5,313	4,120	29%
Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)	2,298	2,809	(18%)	7,087	8,854	(20%)

Notes:

* Excludes:

(1)	Professional fees relating to the MediaRing Takeover Offer;

(2)	Stock based compensation cost. For stock based compensation, the cost included incremental charges on adoption of SFAS No. 123R and also cost from the accelerated vested stock options on commencement of the Takeover Offer in the second quarter. As such, there is no stock based compensation cost in third quarter 2006;

(3)	Cost relating to the mandatory compliance of the Sarbanes Oxley Act (SOX Compliance).

For the three months ended 30 September 2006, costs relating to the MediaRing Takeover Offer and SOX Compliance were S$1.1 million (US$0.7 million). For the nine months ended 30 September 2006, costs relating to the MediaRing Takeover Offer, Stock Based Compensation and SOX Compliance were S$3.9 million (US$2.5 million).

Table 2: # IP Services Revenues

IP Services	Three Months Ended 30 September 2006	Nine Months Ended 30 September 2006
	US$’000	US$’000
Voice services	2,872	8,463
Security services	487	1,525
Hosted services	1,682	4,408
Roaming service	438	1,414
Others	1,293	3,492

Total IP Services	6,772	19,302

# IP Services was formerly known as “Value Added Services”. It was renamed from the third quarter of 2006 to reflect more accurately the breadth and growth of this suite of services, which also include offerings that are independent of the Company’s Access services. Included in this IP Services suite are: Voice services, Security services, Hosted services, Roaming service and other IP based services.

Table 3: Customer Base (In Numbers)

Country Operations	Corporate Business Base				Corporate Business Total	Consumer Total (Broadband, Dial-Up & IP Services)	Grand Total
	Broadband	Leased Lines	Dial-Up	IP Services
Singapore	7,684	592	6,678	832	15,786	94,211	109,997
Australia	11,274	265	223	28,253	40,015	38,070	78,085
Hong Kong	12,968	202	43,940	3,523	60,633	24,448	85,081
Philippines	179	192	221	2,621	3,213	66,629	69,842
Malaysia	2	52	2	24	80	—	80
Thailand	474	537	166	147	1,324	2,916	4,240
India	—	121	—	133	254	400	654

Group’s Customer Base (As at 30 September 2006)
Grand Total	32,581	1,961	51,230	35,533	121,305	226,674	347,979

Group’s Customer Base (As at 30 September 2005)
Grand Total	30,742	1,759	58,089	15,310	105,900	289,618	395,518
Variance	6%	11%	(12%)	132%	15%	(22%)

Notes:

•	Corporate Business subscriber base continues to grow in line with the Group’s focus in this segment. In Q3 2006, Corporate Business subscriber base grew 14.5% over the same quarter in the previous year. Total subscriber base reduction was primarily due to decline in the Dial-Up segment, which is in line with Consumer market trend.
•	Corporate customers with multi-site access deployment are counted as one single subscriber.

Record Revenues

Revenues for the quarter increased 17.2% to S$48.6 million (US$30.6 million), compared with S$41.5 million (US$26.2 million) in the same period last year.

This improvement was achieved through the Group’s continued focus on the higher-margin Corporate business, strong take-up of its IP Services, and continuing growth in the Broadband and Leased Line segments.

The Company’s Access Services business, comprising of Broadband, Leased Line and Dial-Up, remains the main revenue driver, contributing 71.9% of total revenues. The Dial-Up service (primarily in the Consumer segment) continued to decline in line with industry trend, but this was more than offset by growth in the Broadband and Leased Line services, which resulted in overall growth in the Access Services business. This growth was driven by the continuing expansion of the Corporate business subscriber base (up 15% over the same quarter in the previous year), which increased the demand for Corporate Broadband and Leased Line services. The Corporate Business segment now contributes 78% of total revenues, up from 67% in the same period last year.

The IP Services business continues its strong growth during the third quarter, nearly doubling its revenue growth to a record S$10.7 million (US$6.8 million) from the same quarter in 2005 and now contributes 22.1% of total revenues. The growth is in line with the Company’s plans to accelerate revenues from IP Services as part of its business transformation to become a leading IP-based Communications and Solutions Provider in Asia Pacific.

Continuing Emphasis on Operating Cost Management

During the third quarter of 2006, cost of sales increased by 30.3% year on year as market demand for higher-bandwidth Internet services rises. This increase is driven by increasing subscribers for broadband Internet service and leased data lines, and increases in the underlying cost of goods sold provided by suppliers. The Company is exploring ways to manage cost of sales in alignment with its business growth.

Operating costs increased 11.6% to S$22.2 million (USS$14.0 million) in the third quarter of 2006 compared to S$19.9 million (US$12.5 million) in the same period last year. Excluding the charges related to the MediaRing Takeover Offer and the compliance of the Sarbanes Oxley Act (SOX Compliance), operating cost increased by 6.0%.

Operational efficiency continues to improve, as the Company stays focused in improving productivity and efficiency. During third quarter 2006, operating expenses as a percentage of revenue were reduced by 2.3% to 45.7%. Operational efficiency also drove revenue per employee up by 24.6% to S$53,348 (US$33,640) from the third quarter in 2005 despite a 6.0% decrease in headcount.

Strong Earnings Growth

Excluding the impact of the costs related to the Takeover Offer and SOX Compliance, pro-forma net income was S$2.3 million (US$1.5 million), a 10.0% growth over the same quarter last year.

Higher revenues, higher income from affiliates and overall cost efficiencies contributed to the strong earnings growth during the quarter.

Strong Cash Position

The Group’s cash position remained strong. As of 30 September 2006, the Group held cash and cash equivalents and fixed deposits of S$60.5 million (US$38.1 million). Cash generated by operating activities for third quarter 2006 was S$3.0 million (US$1.9 million). This was off set by outflow of S$1.1 million (US$0.7 million) used in investing activities, primarily for the acquisition of fixed assets. Cash inflow from financing activities amounted to S$1.4 million (US$0.9 million).

Progress of Business Transformation – Highlights

Wireless Broadband

PacNet commercially launched the first phase of its wireless broadband access service, @irPower, in Singapore in October 2006. This groundbreaking service provides a reliable alternative for traditional wired access services and has features that ensure flexibility in control and cost for Corporate customers. These include a special “burstable bandwidth” feature that allows companies to have additional bandwidth over what their access plans normally allow; and a 99.9 per cent Service Level Agreement to assure corporate users the reliability that their businesses demand such as the ease of access for rich voice and video applications and critical business applications.

The Company is currently exploring other wireless opportunities in the region, primarily to seek out licenses to test and implement wireless broadband services. The Company will be making announcements progressively on developments in the other countries.

Leadership in the Small-and-Medium Business segment

PacNet continues to strengthen its presence in the small-and-medium business (SMB) segment with industry leading initiatives and services. The Company views the SMBs as a key customer segment with potential for Broadband and IP Services adoption and in which the Company can create leadership across the region:

•	PacNet launched the PacNet NetworkGuard service, Singapore’s first managed security service designed to meet the network security needs of SMBs, in October 2006. Comprising an enterprise-grade managed firewall protection, NetworkGuard is a hassle-free network security solution that is offered as a subscription service. The new service provides a monitoring feature that includes free alerts in the event of any outages. PacNet NetworkGuard is developed in partnership with Cisco Systems to deliver a secure network service for SMB customers.

•	The Company also launched a groundbreaking industry research, the PacNet IP Index, to track technology trends among the SMB Internet user markets in Hong Kong, Australia and Singapore. This is the first such end user study that spans across three countries in the Asia Pacific. By owning proprietary results that provide insights on SMBs’ usage behavior and attitude towards IP services, PacNet can understand this segment better and faster than its competitors and serve the SMB customers more efficiently and effectively. The Company is already enjoying success in Australia where it increased its brand recognition and competitiveness, particularly in the SMB segment, since launching the survey three years ago.

•	In Australia, PacNet won a prestigious industry award by the Service Providers Association (SPAN) for its outstanding contribution to industry competition and beneficial industry growth in the SMB segment. SPAN is the national body that represents service providers in established and emerging communications technologies, and related organizations in Australia. The Company’s PacNet SecureSite offering, Australia’s first managed, end-to-end IP connectivity and security service for SMBs and a result of another successful partnership with Cisco Systems, was highlighted as an industry propellant.

Partnerships with Industry Leaders

•	The Company seeks to establish partnerships with global leaders of technologies and solutions that allow it to continue to innovate and introduce new services ahead of competitors. The success with partners such as Cisco Systems over the last few months reflects the importance of this strategy as part of PacNet’s business transformation. This year, PacNet has established partnerships with Intel Technology Asia, PCCW-HKT Networks Services, NEC Australia’s Nextep Broadband, among others, to enhance its offerings to customers and it will continue to put emphasis on seeking global partnerships to help expand its innovative offerings to customers.

Conference Call and Web Cast

PacNet will host a conference call to discuss the results:

US Eastern Time:	13 November 2006 @ 9.45 a.m.
Singapore Time:	13 November 2006 @ 10.45 p.m.

Dial-in numbers:	US:	(877) 502-9276
	International:	+1-913-981-5591

Replay telephone nos.:	US:	888-203-1112
	International:	+1-719-457-0820

The pass code is 5423912.

The call will also be webcast “live” at: www.pacnet.com/investor/

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers. For more information, visit www.pacnet.com.

Investors/Analysts Contact	US Media, Investors/Analysts Contact
Mervin Wang	Thomas Rozycki
Investor Relations	Cubitt Jacobs & Prosek
Pacific Internet Limited	Office: (212) 279 3115 (ext 208)
Mobile: (65) 9798 6077	tom@cjpcom.com
investor@pacific.net.sg

Media Contact
Bernard Ho
Corporate Communications
Pacific Internet Limited
Mobile: (65) 9782 3393
bernard.ho@pacific.net.sg

Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the “Private Securities Litigation Reform Act of 1995,” some of these may be identified by the use of words such as “seek,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “plan,” “strategy,” “forecast” and similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” and “might.” The Group has made forward-looking statements with respect to the following, among others:

•	Projected capital expenditures, expansion plans and liquidity;

•	Development and growth of additional revenue sources;

•	Development and maintenance of profitable pricing programs; and

•	Outcome of potential litigation.

These statements are forward-looking which reflect the Group’s current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group’s subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group’s cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 September 2006

Basis of Presentation

The accompanying un-audited consolidated financial information has been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America. The Management’s Discussion and Analysis should be read in conjunction with the financial information appearing in this Form 6K. To supplement financial measures prepared in the US GAAP, there are also Non-GAAP financial measurements for net income and other items, which are adjusted from results based on GAAP. These Non-GAAP measures are provided to enhance the user’s overall understanding of the Company’s current financial performances.

For convenience, the Company’s functional currency, the Singapore dollar, has been translated into the US dollar amounts at the exchange rate of S$1.5859 to US$1.00. [Conversion rate as at 30 September 2006 from the Federal Reserve Bank of New York.]

In the following discussion, Pacific Internet Limited (the “Company”) and its consolidated subsidiaries are collectively referred to as the “Group” or “PacNet”.

Business Overview

Pacific Internet Limited is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. We provide Internet protocol (IP) based data and voice services to businesses and individuals in Asia Pacific. We are one of the most established Internet Service Providers (ISP) in the region, having started in 1991 as TechNet, a research and development computer network for academics’ use at the National University of Singapore.

In 1995, the then Sembawang Group, a diversified Singapore conglomerate, planned the introduction of Internet access in Singapore and the Asian region after noting the significant progress made in the US in this industry. It established a holding entity SembMedia that eventually purchased TechNet and commercialized its services in September 1995 when it launched Pacific Internet Corporation Pte Ltd.

In line with our strategy to expand regionally, we established our presence in Hong Kong in June 1996 through acquisition. We commenced our Philippines operations in September 1997 and formally acquired an equity stake in the local partner in March 1998. Our Australian operations started with the acquisition of two ISPs in May and June 1999. By March 2000, further acquisitions of Australian ISPs brought our presence to six major cities in Australia. Pacific Internet India, a joint venture unit of Pacific Internet Ltd, was launched in December 1999, and operates in major Indian cities today. In January 2000, we made another acquisition in Thailand and officially launched Pacific Internet Thailand in June 2000. In August 2002, we set up our operations in Malaysia. Today, we have direct presence in seven countries namely Singapore, Australia, Hong Kong, India, The Philippines, Thailand and Malaysia.

We launched our initial public offering of shares on 5 February 1999 on NASDAQ, at a price of US$17 per share. On 20 May 1999, Pacific Internet and our then major shareholders sold a total of 2,125,000 shares at a price of US$51.4375 per share as a second offering.

Although our range of products and services have grown, for more than a decade, we have been in the same business of helping companies, large and small, and consumers in Asia Pacific leverage the Internet to improve their business and daily life. Our core business is on IP based communications and solutions. Unlike many of our domestic competitors, we are not part of any telecommunications companies (telcos), and as such do not have restriction on our choices to work with best-of-breed solutions partners to provide innovative and cost efficient services to our customers.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 September 2006

Over the years, we have built a network infrastructure that enables the Group to target major Asia Pacific cities, which have high demand and growth potential for these IP based services. Currently, we deliver our services to businesses and consumers through a regional network of more than 30 points of presence (“POP”) in seven markets and have established international carrier relationships that create a reliable global coverage. Our systems and network infrastructure are designed to provide customers with reliability and speed through efficient use of international bandwidth and implementation of a scalable infrastructure. This regional network footprint provides the Group with stronger bargaining power for collective negotiation of international bandwidth and the ability to build extensive peering relationships with international carriers.

We believe we are the only regional IP services provider in Asia Pacific that has the capability and experience in providing a one-stop service for multinational corporations (MNCs), small-and-medium businesses (SMBs) and regional network services providers, among other entities with regional Internet communications requirements. We have a strong consistent track record in serving these regional customers, helping them link up their points of presence in multiple countries and sites directly, shielding them from the complexities of managing local telcos.

Industry Background

The Asia-Pacific region is the world’s largest regional Internet market. According to a Frost and Sullivan research, the Internet subscriber compound annual growth rate from 2004 to 2008 in China, Indonesia and India, is expected to be 25.8%, 54.4% and 48.0% respectively.

Driving the Internet growth in the region is broadband. With the continuing growth of broadband in the region, and the converging of voice, video and data on the Internet Protocol platform, there are opportunities for service providers to offer Internet-based communications solutions to both businesses and individuals. These services include Voice over Internet Protocol (VoIP), web conferencing, Internet storage, among others, and they allow businesses and individuals to leverage the Internet to perform their activities more cost efficiently, securely and reliably.

This growing trend of maximizing usage on access line is key for Internet service providers in the region, especially with intensifying competition. Incumbent telecommunications companies (telcos) who have infrastructure advantage against the Internet Service Providers continue to dominate the market. Market consolidation in the ISP space sees only larger-scale ISPs with economies of scale surviving and constantly innovating ISPs competing more effectively against telcos.

Revenue Sources

We derive revenues from three principal sources:

Access Services – These comprise of dial-up, broadband (DSL and cable modem) and leased line access services.

IP Services – This is formerly known as Value Added Services. We are renaming this IP Services from this quarter to reflect the growth of this suite of services, which will also include services that are not dependent on our Access offerings. Included in this IP- Services suite are: Voice services, Security services, Hosted services, Roaming service and other IP based services.

Travel Commission – We own a travel business branded Safe2Travel, one of the largest corporate travel agencies in Singapore. Its core business is business travel management for corporate customers. Safe2Travel provides a range of services including air ticketing, hotel reservation, car rental booking, corporate incentive travel, trade mission travel and other customized travel arrangements.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 September 2006

Miscellaneous Revenues – In addition, we also record miscellaneous revenues, which include network services and system integration revenues.

We employ a number of pricing structures for our Internet access packages. For dial-up access, we typically employ a two-tiered pricing scheme, with a flat monthly rate for a fixed number of hours, followed by an hourly charge for additional hours. A similar pricing structure is applied to the broadband access packages, except the packages are either denominated in usage hours and/or volume. For both dial-up and broadband access packages, there are also unlimited usage hours and/or volume packages available. We believe that this pricing strategy encourages more efficient use of the Group’s international bandwidth. Our leased line customers are billed using a fixed monthly rate, which does not vary with usage levels.

IP Services can be billed both on fixed monthly subscription and on usage basis.

Summary of Results

Selected Financial Data:

	Three Months Ended 30 September			Nine Months Ended 30 September
	2006 (US$’000)	2005 (US$’000)	Variance	2006 (US$’000)	2005 (US$’000)	Variance
Revenue:
Access Services:	22,025	21,305	3%	63,173	64,297	(2)%
- Broadband	13,658	13,377	2%	40,275	39,687	1%
- Leased Line	5,287	3,426	54%	12,846	10,129	27%
- Dial-Up	3,080	4,502	(32)%	10,052	14,481	(31)%
IP Services #	6,772	3,410	99%	19,302	9,803	97%
Travel (Commission) and Others	1,849	1,438	29%	5,580	4,681	19%
Total Revenues	30,646	26,153	17%	88,055	78,781	12%
Corporate Business Revenue	23,816	17,405	37%	66,134	51,136	29%
Consumer Business Revenue	6,830	8,748	(22)%	21,921	27,645	(21)%
Cost of Sales	15,900	12,201	30%	44,275	36,308	22%
Operating Expenses	14,010	12,549	12%	41,056	37,776	9%
Net Income	752	1,326	(43)%	2,837	4,120	(31)%
Cost Related to MediaRing Takeover Offer, Stock Based Compensation and SOX Compliance	709	—	—	2,476	—	—
Pro-forma* Net Income	1,461	1,326	10%	5,313	4,120	29%
Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)	2,298	2,809	(18%)	7,087	8,854	(20%)

*	Excludes:
(1)	Professional fees relating to the MediaRing Takeover Offer;
(2)	Stock based compensation cost. For stock based compensation, the cost included incremental charges on adoption of SFAS No. 123R and also cost from the accelerated vested stock options on commencement of the Takeover Offer in the second quarter. As such, there is no stock based compensation cost in third quarter 2006;

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 September 2006

(3)	Cost relating to the mandatory compliance of the Sarbanes Oxley Act (SOX Compliance).

For the three months ended 30 September 2006, costs relating to the MediaRing Takeover Offer and SOX Compliance were S$1.1 million (US$0.7 million). For the nine months ended 30 September 2006, costs relating to the MediaRing Takeover Offer, Stock Based Compensation and SOX Compliance were S$3.9 million (US$2.5 million).

# IP Services consists of the following:

IP Services	Three Months Ended 30 September 2006 US$’000	Nine Months Ended 30 September 2006 US$’000
Voice services	2,872	8,463
Security services	487	1,525
Hosted services	1,682	4,408
Roaming service	438	1,414
Others	1,293	3,492
Total IP Services	6,772	19,302

Key Operating Statistics

The following table represents our subscriber base by geographic areas and by product lines:

	Corporate Business Base				Corporate Business Total	Consumer Total (Broadband, Dial-Up & IP Services)	Grand Total
Country Operations	Broadband	Leased Lines	Dial-Up	IP Services
Singapore	7,684	592	6,678	832	15,786	94,211	109,997
Australia	11,274	265	223	28,253	40,015	38,070	78,085
Hong Kong	12,968	202	43,940	3,523	60,633	24,448	85,081
Philippines	179	192	221	2,621	3,213	66,629	69,842
Malaysia	2	52	2	24	80	—	80
Thailand	474	537	166	147	1,324	2,916	4,240
India	—	121	—	133	254	400	654
Group’s Customer Base (As at 30 September 2006)
Grand Total	32,581	1,961	51,230	35,533	121,305	226,674	347,979
Group’s Customer Base (As at 30 September 2005)
Grand Total	30,742	1,759	58,089	15,310	105,900	289,618	395,518
Variance	6%	11%	(12)%	132%	15%	(22)%

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 September 2006

Notes:

•	Corporate Business subscriber base continues to grow in line with the Group’s focus in this segment. In Q3 2006, Corporate Business subscriber base grew 14.5% over the same quarter in the previous year. Total subscriber base reduction was primarily due to decline in the Dial-Up segment, which is in line with Consumer market trend.

•	Corporate customers with multi-site access deployment are counted as one single subscriber.

Key Strategic Initiatives

Wireless Broadband

PacNet commercially launched the first phase of its wireless broadband access service, @irPower, in Singapore in October 2006. This groundbreaking service provides a reliable alternative for traditional wired access services and has features that ensure flexibility in control and cost for Corporate customers. These include a special “burstable bandwidth” feature that allows companies to have additional bandwidth over what their access plans normally allow; and a 99.9 per cent Service Level Agreement to assure corporate users the reliability that their businesses demand such as the ease of access for rich voice and video applications and critical business applications.

The Company is currently exploring other wireless opportunities in the region, primarily to seek out licenses to test and implement wireless broadband services. The Company will be making announcements progressively on developments in the other countries.

Leadership in the Small-and-Medium Business segment

PacNet continues to strengthen its presence in the small-and-medium business (SMB) segment with industry leading initiatives and services. The Company views the SMBs as a key customer segment with potential for broadband and IP Services adoption and in which the Company can create leadership across the region:

•	PacNet launched the PacNet NetworkGuard service, Singapore’s first managed security service designed to meet the network security needs of SMBs, in October 2006. Comprising an enterprise-grade managed firewall protection; NetworkGuard is a hassle-free network security solution that is offered as a subscription service. The new service provides a monitoring feature that includes free alerts via SMS and emails in the event of any outages. PacNet NetworkGuard is developed in partnership with Cisco Systems to deliver a secure network service for SMB customers.

•	The Company also launched a groundbreaking industry research, the PacNet IP Index, to track technology trends among the SMB Internet user markets in Hong Kong, Australia and Singapore. This is the first such end user study that spans across three countries in the Asia Pacific. By owning proprietary results that provide insights on SMBs’ usage behavior and attitude towards IP services, PacNet can understand this segment better and faster than its competitors and serve the SMB customers more efficiently and effectively. The Company is already enjoying success in Australia where it increased its brand recognition and competitiveness, particularly in the SMB segment, since launching the survey three years ago.

•	In Australia, PacNet won a prestigious industry award by the Service Providers Association (SPAN) for its outstanding contribution to industry competition and beneficial industry growth in the SMB segment. SPAN is the national body that represents service providers in established and emerging communications technologies, and related organizations in Australia. The Company’s PacNet SecureSite offering, Australia’s first managed, end-to-end IP connectivity and security service for SMBs and a result of another successful partnership with Cisco Systems, was highlighted as an industry propellant.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 September 2006

Partnerships with Industry Leaders

•	The Company believes that it is strategic to establish partnerships with global leaders of technologies and solutions that allow it to continue to innovate and introduce new services ahead of competitors. The success with partners such as Cisco Systems over the last few months reflects the importance of this strategy as part of PacNet’s business transformation. This year, PacNet has established partnerships with Intel Technology Asia, PCCW-HKT Networks Services, NEC Australia’s Nextep Broadband, among others, to enhance its offerings to customers and it will continue to put emphasis on seeking global partnerships to help expand its innovative offerings to customers.

Corporate Goals and Strategic Plan

Tripling of revenues by 2010.

Our goal is to triple our revenues by 2010 in excess of US$320 million.

PacNet will be a brand name recognized by corporates across India to North Asia and Australia and will expand its operations in high-growth and strategic countries in the region.

In May 2006, we announced a five-year strategic plan to transform our business into an IP-based Communications and Solutions Provider. In 2005, our total revenues were S$170.4 million (US$107.5 million).

Our growth strategy has three key strategic thrusts: expanding our geographic footprint; innovating and exploiting new technologies to better service our customers; and increasing business revenues from IP-based Services.

•	Expanding our geographic footprint into previously unexplored markets through a combination of acquisitions, joint ventures, partnerships and alliances. The objective is to expand this footprint to leverage our expertise into unexplored markets and to capitalize on the growing communications demands of SMBs expanding their operations across Asia-Pacific. Through this expansion strategy, we intend to grow the size of our corporate customer base across the region over the next five years. We are currently exploring various mergers and acquisition opportunities to increase our geographic footprint from seven countries to covering counties from India to Australia.

•	Innovating and Exploiting new technologies to better serve our customers, in particular, wireless broadband. We intend to offer wireless broadband access to our customers wherever commercially viable. Wireless Broadband is an alternative last mile access method, which is one applied technology that will enable the Group to reduce its dependence upon telcos for last mile access. The plan also recognizes that the advent of “disruptive” technologies as the emerging new Worldwide Interoperability for Microwave Access (WiMAX) that are poised to dramatically change the info-communications landscape are well-suited to companies like PacNet, which are not constrained by large investments in legacy telecommunications systems nor tied to integrated telco group structures.

•	• Increasing business revenues from IP-based Services (over and above Internet access revenues). We will continue to target IP Services such as Voice over Internet Protocol (VoIP), including hosted VoIP PBX services for the SMBs; managed security (including anti-spam, anti-virus, anti-spyware, network firewall and VPN solutions); and applications and web hosting services as demand for these services are expected to increase.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 September 2006

Our core competitive strengths are a strong brand; broad geographic presence with direct operations in seven markets; economies of scale on international connectivity; scalable and reproducible business model with network management and billing systems; good penetration and knowledge of the SMB customer needs; cohesive and strong management team across Asia; sound financial discipline and control systems; and solid financial resources. This is evidenced by 19 consecutive quarters (including the three months ended 30 September 2006) of positive net income. Building on these strengths, we aim to grow our revenue by expanding our geographic reach and broadening our range of service offerings.

The Consumer customer base and dial-up is a business segment that historically was of significance to the Company. For the Dial-up customer base, we plan to deliver additional IP Services to this segment and migrate them to broadband services.

Licenses. We have been granted the following licenses and permits in each of the countries we operate. These licenses enable us to operate as a leading regional internet services provider and compete effectively in the Asia-Pacific region.

Singapore

On April 1, 2000, we were granted a facilities-based operator license (the “FBO License”) by the Infocomm Development Authority of Singapore (IDA), which supersedes the Internet access service provider license we previously held. On January 1, 2004, we transferred the FBO License to our wholly owned subsidiary, PIC, with the approval of the IDA. With effect from January 1, 2004, we were granted a services-based operator license (“SBO License”) by the IDA. On July 12, 2004, our subsidiary PI Services was also awarded an SBO License by the IDA to provide international simple resale services. In May 2005, we secured wireless broadband access spectrum right (“WBA Spectrum Right”) from the IDA, including a total of 30MHz of frequency spectrum in the 2.5GHz band, which is also one of the spectrum bands supported by the Worldwide Interoperability for Microwave Access (WiMax) Forum, an industry-led, non-profit corporation formed to provide and certify the compatibility and interoperability of broadband wireless access products. These spectrum rights allow us to deploy wireless broadband and fixed wireless services nationwide in Singapore and will also allow us to compete with existing broadband technologies, such as ADSL and cable broadband, and 3G services offered by mobile operators.

As licensees under the Telecommunications Act, Cap 323 (the “Act”), we are obliged to abide by the Act, the Code of Practice for Competition in the Provision of Telecommunication Services promulgated by the IDA effective March 4, 2005, and all other regulations, licenses or codes of practice promulgated by the IDA.

Hong Kong

We hold an ISP license issued by the Hong Kong Office of the Telecommunications Authority (OFTA), the executive arm of the Telecommunications Authority, the statutory body responsible for regulating the telecommunications industry in Hong Kong. The license must be renewed on an annual basis. In August 2004, we were also issued an annually renewable fixed carrier license for external telecommunication. Our Hong Kong subsidiary is also subject to the provisions and regulations under the Telecommunications Ordinance, Cap.106

Philippines

Our registration as an ISP in the Philippines is due for renewal on January 26, 2007. As an ISP in the Philippines, we are subject to Republic Act No. 7925, “An Act to Promote and Govern the Development of Philippines’ Telecommunications and the Delivery of Public Telecommunications Services” (“PTA”).

In addition, since we are considered a value-added service provider under the PTA, we are required to register our Philippine ISP with the National Telecommunications Commission (the “Philippine NTC”). Our registration with the Philippine NTC must be renewed prior to its expiration in January 2007.

On January 5, 2001, we were granted a 25-year franchise under Republic Act No. 8992 to construct, install, establish, maintain and operate telecommunications systems throughout the Philippines. This franchise includes the authority to engage in mobile, cellular and wired or wireless services, fiber optics, multi-channel distribution systems, local-multipoint distribution systems, satellite transmission and reception systems and other telecommunications systems and value-added services (“VAS”) throughout the Philippines.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 September 2006

In December 2005, the Philippines NTC also granted us provisional authority to offer information and data communication network services in several cities and municipalities in the Philippines. This provisional authority is, among other things, subject to the availability of frequencies for such services and is valid for a period of 18 months.

Thailand

In Thailand, we are authorized to operate as a business, and are licensed as an ISP, by way of an agreement between our associated company WNS and CAT Telecom Public Company Limited, which was formerly the Communications Authority of Thailand (“CAT”). This agreement expires on October 30, 2006.

In September 2005, we obtained a “Type 1” license from the National Telecommunications Commission, which was established in 2004 as the new independent regulator for the telecommunications industry and which has the sole power to grant licenses or vary existing licenses to operate telecommunications activities or IT services in Thailand. The Type 1 license is renewable on an annual basis.

India

We conduct our operations in India under a 15-year license issued by the Department of Telecommunications that expires in 2014. Our Indian ISP is subject to the provisions of the Indian Telegraph Act 1885, the Indian Wireless Telegraphy Act 1933, and the Telecom Regulatory Authority of India Act of 1997 as modified from time to time.

Malaysia

In Malaysia, we have been registered as an Applications Service Provider Class Licensee (“ASP Class License”) with the Malaysian Communications and Multimedia Commission (“MCMC”) since December 13, 2001. This registration must be renewed annually. We are also applying for a Network Service Provider (“NSP”) (Individual) license to operate as a network service provider, and as of May 15, 2006, the MCMC has accepted our application for consideration. Our Malaysian ISP business is regulated by the MCMC and is subject to the Malaysian Communications and Multimedia Commission Act 1998.

Australia

Our ISP in Australia is subject to a range of statutory obligations, including those promulgated under the Telecommunications Act 1997 (Cth) and the Telecommunications (Consumer Protection and Service Standards) Act 1999.

Business Risks

Our industry is highly competitive. Our current and prospective competitors include many large and established companies that have greater financial, marketing, infrastructure and other resources than we do. Our key competitors in the Internet access business are primarily major telecommunications carriers or affiliates of major telecommunications carriers and ISPs in each of the countries in which we have operations. We are not affiliated with any major telecommunications carrier. However, several of our competitors or their affiliates are often also suppliers of upstream telecommunications services upon which our services are dependent. As such, we may be more vulnerable than our competitors to pricing pressures as well as any anti-competitive measures, which may be undertaken by such suppliers.

The marketing and pricing decisions of our competitors significantly affect us. Increased competition in the industry has caused significant downward pricing pressure across all market segments. To the extent that potential and existing customers make decisions solely or primarily on price, we may be unable to compete effectively. We may also be forced to reduce prices to stay competitive with our competitors in order to keep existing customers or to attract new customers. If we are forced to reduce our prices, our profit margins will decrease. This may have a materially adverse impact on our financial condition and results of operations.

Any decline in our customer retention levels or our prices may adversely affect our revenues and profitability. Our new customer acquisition costs are substantial relative to the monthly fees we charge to our customers. Accordingly, our long-term success largely depends on our retention of existing customers. While we continue to invest significant resources in our infrastructure and technical and customer support capabilities, it is relatively easy for Internet users to switch to competing providers. Consequently, our investments may not help customer retention. Any significant loss of customers will substantially decrease our revenues and cause our business to suffer.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 September 2006

As a result of competitive pricing pressures in the market for Internet services, we have in the past reduced the prices we charge our Internet customers. We expect that continued price pressures may cause us to reduce prices further in order to remain competitive, and such further price reductions could adversely affect our results of operations unless we can lower our costs commensurately with such price decreases.

We are dependent on third-party suppliers that are important to our business. We rely extensively on regional and local telecommunications carriers as well as other service companies in the countries in which we operate to provide data communications capacity across various mediums. We are subject to potential disruptions in the services provided by these third-party suppliers and may have no means of replacing these services on a timely basis, or at all, in the event of a disruption. Any disruption in the services provided by these third-party suppliers would result in a disruption of our services, which could cause our subscribers to switch to one of our competitors.

We are also dependent on suppliers of various hardware components that we use in providing our services. Although some of these components can be obtained from more than one source, if any supplier fails to supply components and products in a timely manner, and at the quantity and quality levels that we require, we may experience significant difficulty in providing services to our customers. In such instances, our brand name and reputation may be adversely affected.

In addition, our margins are highly sensitive to variations in prices for services and products we obtain from third parties. Our business could be harmed if these third-party suppliers increase the prices they charge us. There can be no assurance that our third-party suppliers will not enter into exclusive arrangements with our competitors or stop selling or leasing their services or products to us, or that they will continue to provide their services on commercially acceptable price terms, any of which could have a material adverse impact on our business and results of operations.

If we fail to keep pace with technological changes and evolving industry standards, our business and operating results may be materially adversely affected. Our present and proposed products and services are designed for Internet users. The Internet industry is characterized by rapidly changing technology, evolving industry standards, changes in customer needs, uncertain levels of demand and frequent new service and product introductions. The Internet industry is also subject to concerns about consistent quality of service, cost effectiveness, high-speed options, integration with existing business applications, security, confidentiality of sensitive data, reliability and ease of use.

Our future success depends in part on our ability to effectively exploit leading technologies and to continually enhance our in-house technical expertise in order to provide innovative and superior services to our customers. If we are unable to successfully exploit these technologies our ability to introduce new products and services to the market in a timely manner may be compromised, and our competitive position may be weakened. Keeping up with technological advances will be expensive, and it is possible we will lack the necessary resources to do so.

If we are unable to expand, enhance and protect our network infrastructure and security systems, our business could be adversely affected. Our success is highly dependent on our ability to develop, maintain and enhance the long-term reliability of our network. In order to cater to the needs of our customers and retain and grow our customer base, we must continually expand and improve our network infrastructure and associated security systems, which could require substantial financial, operational and management resources. In the event that we are unable to expand and enhance our network infrastructure and security systems on a timely basis to meet our customers’ changing requirements or to meet evolving industry standards, our results of operations and our competitive position may be adversely affected and our ability to grow may be limited.

We must protect our network infrastructure against fires, earthquakes, power losses, telecommunications failures, computer viruses, security breaches, and similar events. The occurrence of a natural disaster or other unanticipated problems at our network operations center may cause interruptions in the services we provide. Because we lease our lines from third-party telecommunications carriers, we are dependent upon these companies for physical repair and maintenance of the leased lines. The failure of our telecommunications providers to provide the data communications capacity we require or to repair or maintain the lines we lease could lead to interruptions in the services we provide. Not all the companies within our Group have comprehensive natural disaster and consequential business interruption insurance. Any damage or failure that causes interruptions in the service we provide could have a material adverse effect on our business, financial condition and results of operations.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 September 2006

Fluctuations in foreign currency exchange rates may materially and adversely affect our operating results. A significant portion of our revenues is received in Singapore dollars. We also collect a substantial potion of our revenue in Hong Kong dollars, Australian dollars, Philippine pesos, Malaysian ringgit, Thai baht and Indian rupees. Certain of our international transmission capacity charges, and from time to time purchase orders for equipment may be denominated in U.S. dollars. Our revenues and expenses are translated to Singapore dollars as our reporting currency. As a result, any significant fluctuation in these currencies relative to the Singapore dollar could adversely affect the value of our accounts receivable or accounts payable and could have a material adverse effect on our results of operations. We do not use any hedging instruments to protect against fluctuations in foreign currency exchange rates. Our financial position or results of operations may be adversely impacted in the future due to fluctuations in exchange rates or economic turmoil in the markets where we conduct business.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 September 2006

Compliance with changing corporate governance and public disclosure regulations may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new regulations set forth by the U.S. Securities and Exchange Commission (“SEC”) and NASDAQ rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. We expect these efforts to require the continued commitment of significant resources. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

Note:	For a full disclosure of the Company’s “Risk Factors”, please refer to the Annual Report filed on Form 20F with the United States Securities Exchange Commission on 30 June 2006.

Consolidated Results

Revenue

The three months ended 30 September 2006 generated record net revenues of S$48.6 million (US$30.6 million). The increase was S$7.1 million (US$4.5 million) or 17.2% compared to the three months ended 30 September 2005. The higher revenues were primarily driven by our continued focus in the higher margin corporate business segment, strong take-up of our IP Services, continued growth in the broadband and leased line access services.

The Corporate Business segment, which is our key customer segment, grew revenue by 36.8% from the same quarter last year. This contributed 77.7% of total revenues, compared to 66.6% in the third quarter of 2005. We expect the revenue share to grow as we continue to expand our corporate business customer base.

Access Services. Our Access Services business remains a dominant revenue segment, contributing 71.9% of total revenues in the quarter ended 30 September 2006. Access Services revenues grew 3.4% compared to the quarter ended 30 September 2005.

IP Services. Our plan is to accelerate the growth of our IP Services in alignment with our transformation to become a leading IP-based Communications and Solutions Provider in Asia Pacific. The IP Services business continues its strong growth into the third quarter, nearly doubling its revenue growth to S$10.7 million (US$6.8 million) from the same quarter in 2005. Its share of the total revenues also nearly doubled to 22.1%. The Corporate Business segment contributed 93.9% of the IP Services revenues in the three months ended 30 September 2006 in line with our focus in the Corporate Business.

The growth in voice revenues in Australia was the main contributing factor to overall IP Services growth. Other factors included increasing revenue from cross border connectivity services from Hong Kong to China, and the inclusion of IP services revenues in Thailand from this quarter. Thailand was an associate company and its results were equity accounted for prior to this quarter.

For IP Services revenues during the three months ended 30 September 2006, Voice revenue was S$4.6 million (US$2.9 million), contributing 42.4% of total IP Services revenues; Hosted Services was S$2.7 million (US$1.7 million) (24.8% of IP Services);

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 September 2006

Security Services was S$0.8 million (US$0.5 million) (7.2% of IP Services) and Roaming services revenues was S$0.7 million (US$0.4 million) (6.5% of IP Services).

Travel Commission. Safe2Travel applies Emerging Issue Task Force No. 99-19 (“EITF 99-19”), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines.

Safe2Travel earned total commission revenue of S$2.0 million (US$1.3 million), representing 6% of its gross ticket sales of S$33.7 million (US$21.2 million).

Although the commission revenue is recorded net, Safe2Travel’s accounts receivables and payables are recorded at the gross amounts charged to the customer and payables to the airlines, respectively. This partly explains the large balance of accounts receivable and payable in the Group’s balance sheet relative to its revenues and cost of sales.

As of 30 September 2006, Safe2Travel’s gross accounts receivables and accounts payables were S$13.0 million (US$8.2 million) and S$5.1 million (US$3.2 million) respectively.

Miscellaneous Revenues. For the quarter, miscellaneous revenues were S$0.9 million (US$0.6 million) compared to S$0.6 million (US$0.4 million) in the same quarter last year. This increase was due to increase in system integration projects.

Operating Expenses

Cost of Sales. Our cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased lines and monthly charges for the use of telephone lines to the Group’s modem pool.

Cost of sales for the quarter increased 30.3% to S$25.2 million (US$15.9 million) compared to S$19.3 million (US$12.2 million) last year as we provide more higher-bandwidth Internet access services in line with market demand and development.

Staff Cost. Our staff costs for the quarter increased 5.9% to S$13.3 million (US$8.4 million) compared to S$12.5 million (US$7.9 million) in the same period last year. This was mainly due to the expansion of headquarters functions such as strategic planning and business development and the consolidation of the Thailand subsidiary.

Until 31 December 2005, the Group adopted the disclosure-only provisions of SFAS 123 Accounting for Stock-based Compensation and applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (“APB 25”) and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. Options issued to non-employees have been accounted for as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.

Starting from 1 January 2006, the Group adopted the SFAS No.123R, which was issued by FASB on 16 December 2004. It requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.

As permitted by SFAS No. 123R, the Group has elected to apply the “modified prospective” method for the transition, in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No.123R for all shared-based payments granted after the effective date and (b) based on the requirements of SFAS No.123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remained unvested on the effective date.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 September 2006

The MediaRing Takeover Offer resulted in the immediate vesting of existing stock options during the second quarter of 2006. As such, there is no stock-based compensation cost in the third quarter of 2006.

Staff costs as a percentage of revenues were 27.3% for this quarter compared to 30.2% for the same quarter last year.

Headcount (excluding associate operations in India and Thailand) as at the end of 30 September 2006 was 911 employees, which was 6.0% lower than the same period last year. Despite the lower headcount, revenue per employee for the quarter increased to S$53,348 (US$33,640) from S$42,804 (US$26,990), a 24.6% improvement compared to the corresponding period last year.

Other General and Administrative (G&A) Expenses. G&A expenses consist mainly of traveling expenses, office expenses, professional and consultancy fees. It increased by 28.0% to S$5.4 million (US$3.4 million) compared to S$4.2 million (US$2.7 million) the same quarter last year.

The increase was due to two expense items:

•	Consultancy fees and other expenses related to the MediaRing Takeover Offer (S$0.9 million or US$0.6 million). These are exceptional expenses.

•	Professional fees and other cost related to the mandatory compliance of the Sarbanes Oxley Act (SOX) (S$0.3 million or US$0.2 million).

Excluding these costs, G&A expenses were flat compared to last year.

Other income/(expenses). This comprises largely of equity in gain/(losses) of unconsolidated affiliates, net gain and loss in foreign exchange, interest income earned and others.

Total other income for the quarter was S$0.8 million (US$0.5 million) compared to S$0.5 million (US$0.3 million) in the same period last year. We recorded a net gain of S$0.2 million (US$0.1 million) from foreign currency due to the strengthening of the Singapore currency (the Company’s functional currency) against other regional currencies. We also recorded a gain of S$0.5 million (US$0.3 million) in interest income during the quarter. These gains were offset by losses on the disposal of fixed assets (S$0.1 million or US$0.07 million) and the settlement of asset retirement liability in Australia (S$0.1 million or US$0.06 million). Equity earnings from the affiliates improved from S$0.1 million (US$0.06 million) in the third quarter last year to S$0.3 million (US$0.2 million) this quarter.

Earnings

For the three months ended 30 September 2006, we registered additional charges, amounting to S$1.1 million (US$0.7 million) related to the MediaRing Takeover Offer and SOX compliance. We do not expect to incur any more exceptional cost relating to the MediaRing Takeover Offer in the fourth quarter of 2006.

As a result of these charges, third quarter net income was S$1.2 million (US$0.8 million) compared to S$2.1 million (US$1.3 million) the same quarter last year.

Excluding the impact of these charges, third quarter pro-forma net income was S$2.3 million (US$1.5 million), a 10.0% growth over the same quarter last year.

Higher revenues, higher income from the unconsolidated associates and the Group’s cost efficiencies contributed to this growth during the quarter.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 September 2006

Liquidity and Capital Resources

As of 30 September 2006, the Group held cash and cash equivalents and fixed deposits of S$60.5 million (US$38.1 million).

Operating and Investing Activities. The Group generated S$3.0 million (US$1.9 million) of cash through operating activities in the third quarter of 2006. This was offset by the outflow of S$1.1 million (US$0.7 million) in investing activities, primarily for the acquisition of fixed assets.

Financing Activities. Cash inflow from financing activities amounted to S$1.4 million (US$0.9 million). The Group received S$1.5 million (US$0.9 million) during the quarter from the issuance of common shares upon the exercise of stock options under the Group’s employee stock option plans. This was offset by S$0.07 million (US$0.05 million) for capital lease obligations.

We anticipate that our cash and cash equivalents on hand and expected positive cash flows from our operations will be adequate to satisfy our working capital and capital expenditure requirements based on the current levels of our operations.

Critical accounting policies and estimates

PacNet’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial information, which have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The preparation of these financial information requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial information.

Revenue recognition

PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements (“SAB 104”), as amended and other related guidance. SAB 104 requires four basic criteria to be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management’s judgments regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which PacNet will perform multiple revenue generating activities and EITF 00-21 became effective for PacNet’s revenue arrangements commencing on or after 15 June 2003. The amount allocable to delivered item(s) is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. As such, activation fee revenue is recognized upfront based on the fair value of the delivered items.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 September 2006

Network service costs

Access to Internet for customers outside of our base of owned point-of-presence (“POPs”) is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet’s network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of its agreements with the telecom companies and the frequency of disputes.

Bad debt

PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill and other identifiable intangible assets

Intangible assets consist primarily of acquired customer lists, customer contracts and goodwill. Acquired customer lists represent capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and is amortized on a straight-line basis over its estimated useful lives, ranging from 4 to 5 years.

Goodwill and other intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate that an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate that an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.

Deferred income taxes

PacNet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While PacNet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event PacNet was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PacNet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Legal contingencies

PacNet is involved in material legal proceedings as disclosed. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling its defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

Litigation and contingent liabilities

Except as mentioned below, the Company is not involved in any material pending legal proceedings.

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 September 2006

On 6 December 2001, a class action lawsuit (“IPO Allocation Suit”) was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company’s former directors and officers as well as against the underwriters who handled the Company’s 5 February 1999 initial public offering (“IPO”). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company’s securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company’s IPO as well as its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On 15 July 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On 19 February 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants, except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934, which were dismissed.

On 30 July 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the “MOU”) reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company was required under the MOU. After further negotiations, the essential terms of the MOU were formalized in a Stipulation and Agreement of Settlement (“Settlement”), which has been executed on behalf of the Company. The settling parties presented the Settlement papers to the Court on 14 June 2004 and filed briefs formally seeking preliminary approval of the proposed Settlement on 25 June 2004. The underwriter defendants, who are not parties to the proposed Settlement, filed a brief objecting to the Settlement’s terms on 14 July 2004.

On 15 February 2005, the Court granted preliminary approval of the Settlement conditioned on agreement by the parties to narrow one of a number of provisions in the Settlement intended to protect the issuers against possible future claims by the underwriters. The Litigation Committee of the Board of Directors of the Company re-approved the Settlement with the proposed modifications that were outlined by the Court in its February 15, 2005 Order granting preliminary approval. Approval of any settlement involves a three step process in the district court: (i) a preliminary approval, (ii) determination of the appropriate notice of the settlement to be provided to the settlement class, and (iii) a final fairness hearing.

On 31 August 2005, the Court issued a preliminary order approving the modifications to the Settlement and certifying the settlement classes. The Court also set a deadline of 15 January 2006 for mailing of the class notice, publication of the advertisements in various U.S. newspapers. The class members had until 24 March 2006 to exclude themselves from the settlement and to file objections or comments on the settlement. Those who elected to exclude themselves from the settlement may initiate their own claims against the issuer defendants. Of the approximately 17 million class members, roughly 1,093 sought exclusion from the proposed Settlement and 150 filed objections.

As part of the Settlement, the settling issuers were required to assign to the plaintiffs certain claims they had against their underwriters (“Assigned Claims”). To preserve these claims while the proposed Settlement was pending the Court’s final approval, the settling issuers sought tolling agreements from the underwriters. In the event that an underwriting defendant would not enter a tolling agreement, under the terms of the proposed Settlement agreement,

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 September 2006

the settling issuer conditionally assigned the claims to a litigation trustee. Before the expiration of any relevant statutes of limitations, the litigation trustee filed lawsuits against the various issuers’ respective underwriters alleging the Assigned Claims. One of the Company’s underwriters refused to enter into a tolling agreement. Accordingly, the Company conditionally assigned claims against that underwriter and the litigation trustee filed a lawsuit to preserve those claims. On 24 February 2006, the Court dismissed, with prejudice, the Assigned Claims brought by the litigation trustee against the underwriters on statute of limitations grounds. Because the Assigned Claims were part of the consideration contemplated under the Settlement, it is unclear how the Court’s recent decision will impact the Settlement and the Court’s final approval of it.

On 24 April 2006, the Court held a hearing in connection with a motion for final approval of the proposed Settlement. The Court did not rule on the fairness of the Settlement at the hearing. It is uncertain when the Court will issue a ruling. Despite the preliminary approval of the Settlement, there can be no assurance that the Court will provide final approval of the Settlement.

The proposed Settlement does not resolve the claims that the plaintiffs have against the underwriter defendants and the litigation between those parties is proceeding and is currently in discovery. The parties are also in the midst of class certification issues. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the approximately 300 consolidated cases “focus cases” intended to present a representative sample of parties and issues. Six focus cases were chosen for the class certification stage. On 13 October 2004, the Court certified classes in each of the six class certification focus cases. The underwriter defendants have appealed that decision to the United States Court of Appeals for the Second Circuit. That appeal has been fully briefed and oral argument has been scheduled for 6 June 2006. It is uncertain when the Court of Appeals will decide the appeal.

The plaintiffs and underwriters have chosen additional focus cases for purposes of the discovery phase. The underwriter defendants selected the Company as a merits focus case. As a result, among other things, the Company has been, and will be, subject to discovery obligations that non-focus case issuers are not be subject to. However, the selection of the Company as a focus case will not impact its ability to participate in the proposed Settlement.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the Settlement is not approved by the Court, intends to contest the lawsuit vigorously. However, the litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the “Private Securities Litigation Reform Act of 1995”, some of these may be identified by the use of words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. The Group has made forward-looking statements with respect to the following, among others:

PACIFIC INTERNET LTD

Management’s Discussion and Analysis for

The Quarter Ended 30 September 2006

•	projected capital expenditures, expansion plans and liquidity;

•	development and growth of additional revenue sources;

•	development and maintenance of profitable pricing programs; and

•	outcome of potential litigation.

These statements are forward-looking which reflect the Group’s current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group’s subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group’s cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Responsibility Statement

The Directors of PacNet have taken all reasonable care to ensure that the facts stated and opinions express in this press release are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Director of PacNet has been to ensure through reasonably enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this press release.

Pacific Internet Limited

Unaudited Consolidated Balance Sheets as of September 30, 2006

With Comparative Amounts from December 31, 2005

	31-Dec-05 S$’000	30-Sep-06 S$’000	30-Sep-06 US$’000
Cash and cash equivalents	58,421	58,522	36,901
Fixed deposit with financial institution	1,151	1,973	1,244
Accounts receivable - net	28,119	29,126	18,366
Other receivables	9,067	9,086	5,729
Inventories	377	510	322

Total current assets	97,135	99,217	62,562

Investments	392	49	31
Fixed assets and website development costs- net	18,040	18,232	11,496
Goodwill and intangible assets - net	36,402	36,267	22,868
Other non-current assets	9,772	4,821	3,040

Total non-current assets	64,606	59,369	37,435

TOTAL ASSETS	161,741	158,586	99,997

Bank borrowings	2,460	23	15
Accounts payable	11,226	13,885	8,755
Other payables	42,184	35,095	22,129
Current portion of capital lease obligations	317	126	79

Total current liabilities	56,187	49,129	30,978

Capital lease obligations, less current portion	297	239	151
Other non-current and deferred liabilities	1,765	1,537	969

Total non-current liabilities	2,062	1,776	1,120

Minority interest	1,820	1,158	730

Shareholders’ equity
Ordinary shares	26,824	27,368	17,257
Additional paid-in capital and deferred compensation	97,939	101,648	64,095
Accumulated deficit and other comprehensive income	(23,091)	(22,493)	(14,183)

Total shareholders’ equity	101,672	106,523	67,169

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	161,741	158,586	99,997

Pacific Internet Limited

Unaudited Consolidated Statement of Operations

(In Singapore Dollars)

	Quarter ended			Year To Date Sep, 30
	Jun 30, 2006 S$’000	Sep 30, 2005 S$’000	Sep 30, 2006 S$’000	2005 S$’000	2006 S$’000
Revenues
Dial up access	5,334	7,140	4,885	22,966	15,941
Broadband access	21,168	21,215	21,660	62,939	63,872
Leased line access	6,052	5,433	8,384	16,063	20,373
IP services/Value added services	10,169	5,408	10,739	15,547	30,611
Commission revenues	2,777	1,700	2,004	4,890	6,599
Other revenues	550	581	928	2,535	2,251

Total net revenues	46,050	41,477	48,600	124,940	139,647
Cost of sales	22,865	19,349	25,216	57,581	70,216

Gross profit	23,185	22,128	23,384	67,359	69,431

Other operating costs and expenses
Staff costs	12,928	12,522	13,255	36,563	39,463
Sales & marketing	888	811	1,335	4,314	3,346
Other general & administrative	6,351	4,217	5,397	11,938	15,699
Depreciation & amortization	2,042	1,950	2,122	5,931	6,068
Allowance for doubtful accounts receivable	203	401	109	1,162	534

Total other operating costs and expenses	22,412	19,901	22,218	59,908	65,110

Operating income	773	2,227	1,166	7,451	4,321

Other income (expenses)
Net interest income	402	247	475	637	1,303
Net gain (loss) on foreign currency	(152)	33	208	222	(252)
Gain (loss) on disposal of fixed assets	(20)	(8)	(114)	(64)	(128)
Gain (loss) on settlement of ARO liability	—	—	(98)	—	(98)
Equity in gain of unconsolidated affiliates	273	100	281	272	937
Others	219	153	79	229	392

Total other income	722	525	831	1,296	2,154

Income before income taxes and minority interest	1,495	2,752	1,997	8,747	6,475
Provision for income taxes	(488)	(544)	(690)	(2,079)	(1,803)

	1,007	2,208	1,307	6,668	4,672
Minority interest in gain of consolidated subsidiaries	(48)	(103)	(116)	(133)	(192)

Income before extraordinary item	959	2,105	1,191	6,535	4,480
Cumulative effect adj - net of tax	—	—	—	—	—
Extraordinary item	—	—	—	—	20

Net income	959	2,105	1,191	6,535	4,500

Net income from continuing operations per share - basic	$0.0709	$0.1576	$0.0870	$0.4907	$0.3322

Net income per share - basic	$0.0709	$0.1576	$0.0870	$0.4907	$0.3322

Net income from continuing operations per share - diluted (1)	$0.0683	$0.1570	$0.0841	$0.4889	$0.3211

Net income per share - diluted (1)	$0.0683	$0.1570	$0.0841	$0.4889	$0.3211

Weighted average number of shares outstanding - basic	13,528,812	13,358,486	13,669,629	13,317,836	13,549,952

Weighted average number of shares outstanding - diluted (1)	14,028,528	13,406,045	14,147,653	13,366,224	14,018,369

(1)	Includes all outstanding options under the Company’s Share Option Plans to the extent the outstanding options are dilutive.

Pacific Internet Limited

Unaudited Consolidated Statement of Operations

(In US Dollars)

	Quarter ended			Year To Date Sep, 30
	Jun 30, 2006 US$’000	Sep 30, 2005 US$’000	Sep 30, 2006 US$’000	2005 US$’000	2006 US$’000
Revenues
Dial up access	3,363	4,502	3,080	14,481	10,052
Broadband access	13,348	13,377	13,658	39,687	40,275
Leased line access	3,816	3,426	5,287	10,129	12,846
IP services/Value added services	6,412	3,410	6,772	9,803	19,302
Commission revenues	1,751	1,072	1,264	3,083	4,161
Other revenues	347	366	585	1,598	1,419

Total net revenues	29,037	26,153	30,646	78,781	88,055

Cost of sales	14,418	12,201	15,900	36,308	44,275

Gross profit	14,619	13,952	14,746	42,473	43,780

Other operating costs and expenses
Staff costs	8,152	7,896	8,358	23,055	24,884
Sales & marketing	560	511	842	2,720	2,110
Other general & administrative	4,005	2,659	3,403	7,528	9,899
Depreciation & amortization	1,288	1,230	1,338	3,740	3,826
Allowance for doubtful accounts receivable	128	253	69	733	337

Total other operating costs and expenses	14,133	12,549	14,010	37,776	41,056

Operating income	486	1,403	736	4,697	2,724

Other income (expenses)
Net interest income	253	156	300	402	822
Net gain (loss) on foreign currency	(96)	21	131	140	(159)
Loss on disposal of fixed assets	(13)	(5)	(72)	(40)	(81)
Gain (loss) on settlement of ARO liability	—	—	(62)	—	(62)
Equity in gain of unconsolidated affiliates	172	63	177	172	591
Others	138	96	50	144	247

Total other income	454	331	524	818	1,358

Income before income taxes and minority interest	940	1,734	1,260	5,515	4,082
Provision for income taxes	(308)	(343)	(435)	(1,311)	(1,137)

	632	1,391	825	4,204	2,945
Minority interest in gain of consolidated subsidiaries	(30)	(65)	(73)	(84)	(121)

Income before extraordinary item	602	1,326	752	4,120	2,824
Cumulative effect adj - net of tax	—	—	—	—	—
Extraordinary item	—	—	—	—	13

Net income	602	1,326	752	4,120	2,837

Net income from continuing operations per share - basic	$0.0447	$0.0994	$0.0549	$0.3094	$0.2095

Net income per share - basic	$0.0447	$0.0994	$0.0549	$0.3094	$0.2095

Net income from continuing operations per share - diluted (1)	$0.0431	$0.0990	$0.0530	$0.3083	$0.2025

Net income per share - diluted (1)	$0.0431	$0.0990	$0.0530	$0.3083	$0.2025

Weighted average number of shares outstanding - basic	13,528,812	13,358,486	13,669,629	13,317,836	13,549,952

Weighted average number of shares outstanding - diluted (1)	14,028,528	13,406,045	14,147,653	13,366,224	14,018,369

(1)	Includes all outstanding options under the Company’s Share Option Plans to the extent the outstanding options are dilutive.
(2)	For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of Sept 30, 2006, which was S$1.5859 to US$1.00.

Pacific Internet Limited

Unaudited Consolidated Statement of Cash Flows for Period Ended September 30, 2006

With Comparative Amounts from September 30, 2005

	Period ended Sep 30,
	2005 S$’000	2006 S$’000	2006 US$’000
OPERATING ACTIVITIES
Net income for the period	6,535	4,500	2,837
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Equity in gain of unconsolidated subsidiaries and affiliated	(272)	(937)	(591)
Depreciation and amortization	5,931	6,068	3,826
Loss on disposal of fixed assets	64	128	81
Gain on disposal of intangible assets	—	(108)	(68)
Loss on settlement of ARO liability	—	98	62
Fixed assets written off	4	12	8
Allowance for doubtful accounts receivable	1,162	534	337
Bad Debts written off	—	248	156
Minority interest	133	192	121
Deferred income tax (benefit) provision	222	(94)	(59)
Amortization of deferred compensation	(22)	1,297	818
Extraordinary item	—	(20)	(13)
Changes in non-cash working capital items:
Accounts receivable	(3,001)	(508)	(320)
Prepaid expenses and other assets	(1,404)	1,068	673
Inventories	(26)	(119)	(75)
Accounts payable	4,755	1,955	1,233
Other payables / receivables	(1,437)	(7,497)	(4,727)

Cash provided by operating activities	12,644	6,817	4,299

INVESTING ACTIVITIES
Acquisition of fixed assets	(4,351)	(5,966)	(3,762)
Proceeds from sale of fixed assets	8	49	31
Proceeds from sale of intangible assets	—	210	132
Purchase of intangible assets	(2,337)	—	—
Fixed deposit with maturity more than 90 days	—	(822)	(518)
Additional interest acquired in a subsidiary	—	(621)	(392)

Cash used in investing activities	(6,680)	(7,150)	(4,509)

FINANCING ACTIVITIES
Bank repayments	(51)	(2,443)	(1,540)
Capital lease obligations	(397)	(249)	(157)
Proceeds from issuance of ordinary shares	565	2,956	1,864

Cash provided by financing activities	117	264	167

Increase in cash and cash equivalents	6,081	(69)	(43)

Cash and cash equivalents at beginning of period	57,964	58,421	36,838

Effect of exchange rate changes on cash and cash equivalents	191	170	106

Cash and cash equivalents at end of period	64,236	58,522	36,901